REGISTRATION RIGHTS AGREEMENT

Advanced Cell Technology,Inc (the "Company" or "Borrower"), agrees to provide JMJ Financial (the "Holder" or "Investor") the following registration rights with respect to Convertible Promissory Notes Documents A-03302010a, A-03302010b, A-03302010c, and B-02152008add4 (the "Notes").

1. Inducement to Enter Into Transactions. To induce JMJ Financial to enter into and fund the Notes, the Borrower has agreed to provide registration rights for common shares underlying those notes. The Borrower agrees and acknowledges that registration rights are a material inducement for the Holder to enter into these transactions, and that the Holder would not have entered into the transactions if registration of the underlying shares was not provided.

2. Mandatory Registration. No later than May 20, 2010 (the "Registration Date"), the Borrower agrees to file an S-1 Registration Statement with the SEC at its own expenses to register 46,700,000 shares of common stock underlying the notes, as follows. The Borrower will thereafter use its best efforts to cause such Registration Statement to become effective as soon as possible after such filing but in no event later than one hundred and five (105) days from the Registration Date.

Convertible Promissory Note A-03302010a - $600,000 – 6,600,000 shares

Convertible Promissory Note A-03302010b - $1,200,000 – 13,200,000 shares

Convertible Promissory Note A-03302010c - $1,700,000 – 18,700,000 shares

Convertible Promissory Note B-02152008add4 -$1,200,000 – 13,200,000 shares

Total Notes – $5,170,000

Total Shares to Be Registered – 51,700,000*, **

*Share amounts include additional shares above principal balance in order to cover conversion of interest into shares at $0.10 per share.
**See Section 6 below.

3. Correspondence and Information. Within two days of distribution or receipt of any information or correspondence between the Borrower and the SEC, the Borrower shall furnish to Holder copies of all correspondence as related to the registration statement.

4. Assignment of Registration Rights. The rights under this Agreement shall be automatically assignable by the Holder to any transferee of all or any portion of the notes or underlying registered shares.

5. No Filing of Other Registration Statements and No Piggy-back Registrations. Unless otherwise approved by Holder in Writing, the Borrower shall not file any other registration statements (except for S-8 registration) until the registration statement described herein is declared effective by the SEC; and the Borrower will not include in this registration statement any securities other than those described herein.

6. Registration of Additional Shares. In order to accommodate for fluctuation in share price and conversion price, the Borrower will attempt to register an additional number of shares (to be determined by Borrower, Holder, and Borrower's legal counsel) in addition to the shares described in Section 2 above.

7. Governing Law. This Note will be governed by, and construed and enforced in accordance, with the laws of the State of Florida, without regard to the conflict of laws principles thereof. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of Florida or in the federal courts located in Miami-Dade County, in the State of Florida. Both parties and the individuals signing this Agreement agree to submit to the jurisdiction of such courts.

Agreed, this 30th day of March, 2010.

BORROWER[S]:

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William Caldwell
Chairman & CEO
Advanced Cell Technology, Inc.

LENDER/HOLDER:

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JMJ Financial / Its Principal